UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934

             Scientific Energy, Inc. formerly known as Quazon Corp.
             ------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    747794105
                                 ---------------
                                 (CUSIP Number)

                David Rumbold, 200 West Olive, Wyoming, IL 61491
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized

                     To Receive Notices and Communications)

                                  July 28, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 747794105                                            Page 2 of 3 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David Rumbold

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                      (b) [ ]
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3   SEC USE ONLY

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4   SOURCE OF FUNDS

    PF

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States citizen

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NUMBER OF        7   SOLE VOTING POWER
SHARES
BENEFICIALLY         7,600,205 shares
OWNED BY         _______________________________________________________________
EACH             8   SHARED VOTING POWER
REPORTING
PERSON               2,000,000 shares
WITH             _______________________________________________________________
                 9   SOLE DISPOSITIVE POWER

                     7,600,205 shares

                 ---------------------------------------------------------------
                 10  SHARED DISPOSITIVE POWER

                     2,000,000 shares

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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9,600,205 shares

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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.4%

--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON
    IN

--------------------------------------------------------------------------------

Item 1. Security and Issuer

      Common stock, $0.001 par value
      Scientific Energy, Inc. (the "company")
      630 North 400 West
      Salt Lake City, Utah 84103

Item 2. Identity and Background

         (a) The name of the person filing this statement is David Rumbold ("reporting person");

         (b)      The reporting person's business address is;

         (c) The reporting person's principal occupation or employment is as a self employed farmer;

         (d)      The reporting person has not, during the last five years, been
                  convicted  in  a  criminal   proceeding   (excluding   traffic
                  violations or similar misdemeanors);

         (e) The reporting person has not, during the last five years, been a party to any civil proceeding; and

         (f)      The reporting person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

         The information contained below in this first paragraph was previously disclosed in this form. 12,000,000 shares of company common stock owned by Hans Roes, were acquired in connection with a tax-free stock-for-stock exchange for 12,000,000 shares of Scientific Energy stock. Such exchange was done simultaneously with and as part of a similar exchange of 8,000,000 shares of Scientific Energy stock for 8,000,000 shares of Quazon Corp. (now known as Scientific Energy, Inc.) stock by Todd B. Crosland, the only other shareholder of record of Scientific Energy prior to the transaction. Quazon Corp. now owns 100% of the stock of Scientific Energy in a transaction completed in Salt Lake City, Utah on June 6, 2001. The remaining 1,129,410 shares owned by Hans Roes were purchased from a prior affiliate of the company for $2,500 from the private funds of Hans Roes. Hans Roes has borrowed and been given investment and operating funds in excess of $680,000 from the reporting person to assist in developing the technology in Scientific Energy, Inc. and consummating the transaction between Scientific Energy and Quazon Corp. Pursuant to that agreement Hans Roes held half of the shares to which he was an owner of record in trust for the benefit of the reporting person and the reporting person's family. On November 2, 2001 Hans Roes assigned the ownership of record of the shares held in trust for the benefit of the reporting person and his family to them, the agreement regarding that transaction is attached at Item 7. The reporting person has used personal savings and a bank loan of $230,000 from Community State Bank in Galva, Ill. to finance the investments made in the technology and the transaction.

         On July 28, 2003, Mr. Rumbold purchased 3,000,000 shares of common stock of the company from Todd B. Crosland in a private transaction for $240,000 or $0.08 per share. Because the shares were sold by an affiliate of the company, they are restricted shares for purposes of Rule 144, and they bear a restricted legend. Mr. Rumbold paid $150,000 directly to Mr. Crosland from Mr. Rumbold's personal funds. The remaining $90,000 of the $240,000 purchase price was paid by Hans Roes, another shareholder of the company from Mr. Roe's personal funds. Since Mr. Roes made a payment of $90,000 to Mr. Crosland for Mr. Rumbold's benefit, the amount of a separate obligation owed by Mr. Roes to Mr. Rumbold was reduced by the same amount.

Item 4. Purpose of Transaction

         The initial shares acquired by Mr. Rumbold were acquired for the purpose of obtaining control over the company. The name of the company has changed from Quazon Corp. to Scientific Energy, Inc. Immediately following the transaction pursuant to which the reporting person obtained his initial shares, all of the former officers of the company resigned, and one of the directors resigned. Two new directors were appointed and new officers, including president and secretary/treasurer, were also appointed. For a description of the transaction, see Item 3.

         The July 28, 2003 stock transaction was not engaged in for the purposes of effectuating a change in control. The transaction was engaged in by Mr. Rumbold for the purpose of increasing Mr. Rumbold's investment in the company.

Item 5. Interest in Securities of the Issuer

         The reporting person has sole voting and dispositive power over 4,564,705 shares of common stock. The reporting person has beneficial ownership over another 2,000,000 shares of stock, as 500,000 shares are held by his wife and each of his three minor children. This represents 24.3% of the issued and outstanding shares of the company. For a description of the transaction, see
Item 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The reporting person had an Agreement with Hans Roes that in consideration of funds provided by the reporting person to finance the development of the company's technology and assist in the transaction between Quazon Corp. and Scientific Energy, shares of common stock of SCYI f/k/a QZON would held in trust by Hans Roes for the benefit of the reporting person and members of his family. This agreement terminated when Hans Roes assigned the ownership of record on November 2, 2001 of the shares held in trust to the reporting person and members of his family.

         With the exception of the aforementioned paragraph, to the best knowledge of the reporting person, there are no other outstanding contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

         Pursuant to Number one (1) of this Item, we have filed the document relating to the loan of $230,000 used to assist in the finance of the company's technology and the acquisition, which results in the ownership of the reporting person's beneficial ownership in the 6,564,705 shares. Consistent with number three (3) of this Item, we have filed the document dated November 2, 2001 transferring ownership of record of the shares held in trust for the benefit of the reporting person and his family, from Hans Roes to David Rumbold and members of his family.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2003                             /S/ David Rumbold
----------------                          -----------------------------------
Date                                      David Rumbold

------------------------------------------------------------------------------
|DAVID RUMBOLD           | COMMUNITY STATE BANK     |Loan Number             |
|200 W. OLIVE ST.        | 825 SE 2ND ST.           |Date 11-13-2001         |
|WYOMING, IL 61491       | P.O. BOX 78              |Maturity Date 01-22-2002|
|                        | GALVA IL 61434           |Loan Amount $230,000.00 |
|                        |                          |Renewal of 28273        |
|  BORROWERS NAME AND    |LENDERS NAME AND ADDRESS  |SS#/TIN# xxx-xx-xxxx    |
| ADDRESS."I" includes   |"You" means the lender,   |                        |
|  each borrower above,  |its successors and assigns|                        |
| jointly and severally  |                          |                        |
------------------------------------------------------------------------------

For value received, I promise to pay to you, or your order, at your address listed above the PRINCIPAL sum of TWO HUNDRED THIRTY THOUSAND AND NO/100 Dollars $230,000.00

[x] Single Advance: I will receive all of this principal sum on 11-13-2001. No additional advances are contemplated under this note.

[ ] Multiple Advance: The principal sum shown above is the maximum amount of principal I can borrow under this Note. On _________I will receive the amount of $__________ and future principal advances are contemplated.

         Conditions: The conditions for future advances are
                                                            --------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

[ ] Open End Credit: You and I agree that I may borrow up to the maximum amount of principal more than one time. This feature is subject to all other conditions and expires on________.

[ ] Closed End Credit: You and I agree that I may borrow up to the maximum only one time (and subject to all other conditions).

INTEREST: I agree to pay interest on the outstanding principal balance from 11-13-2001 at the rate of 8.500% per year until 01-22-2002.

[ ]      Variable Rate:  This rate may then change as stated below,
[ ]      Index Rate:  The future rate will be_______ the following index rate:

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

         [ ] No Index: The future rate will not be subject to any internal or external index. It will be entirely in your control.

         [ ] Frequency and Timing: The rate on this note may  change as often as
         ________________________ A change in the interest rate will take effect

         -----------------------------------------------------------------------

         [ ] Limitations: During the term of this loan, the applicable annual interest rate will not be more than______% each__________ .

         Effect of Variable Rate: A change in the interest rate will have the following effect on the payments:
         [ ] The amount of each scheduled payment will change. [ ] the amount of the final payment will change. [ ]____________________________________

ACCRUAL METHOD: Interest will be calculated on a  ACTUAL/360   basis.

POST MATURITY RATE: I agree to pay interest on the unpaid balance of this note owing after maturity, and until paid in full, as stated below:

         [ ] on the same fixed or variable rate basis in effect before maturity (as indicated above.)
         [x] at a rate equal to  18%

[x]      LATE CHARGE:  if a payment is made more than 10 days after it is due, I agree to pay a late charge of  5.000% OF THE LATE AMOUNT WITH A MIN OF $5.00

[x] ADDITIONAL CHARGES: In addition to interest, I agree to pay the following charges which [ ] are [x] are not included in the principal amount above:

PAYMENTS:  I agree to pay this note as follows:
1 PAYMENT OF $233,801.39 ON 01-22-2002.

ADDITIONAL TERMS:

---------------------------------------------
|[X] SECURITY:This note is separately secured|   PURPOSES: The purpose of this
|by (describe  separate document by type and |   loan is BUSINESS  OPERATING
|date):                                      |   [x] CONFESSION OF JUDGMENT:  I
|                                            |   agree to the terms of the
|SECURITY AGREEMENT SALE OF AND  ASSIGNMENT  |   "Confession  of  Judgment"
|ON NOTES AND SECURITY INTEREST DATED 8/20/99|   paragraph on page 2.
|                                            |
|(This section is for your internal use.     |   SIGNATURES: I AGREE TO THE
|Failure to list a separate security document|   TERMS OF THIS NOTE (INCLUDING
|does not mean the agreement will not secure |   THOSE ON PAGE 2). I have
|the note.)                                  |   received a copy on today's date
---------------------------------------------


                                                --------------------------------
                                                DAVID RUMBOLD

Signature for Lender

---------------------------------------
KEVIN YEPSEN, PRESIDENT/CEO

---------------------------------------

UNIVERSAL NOTE

(C)1994, 1991 Bankers Systems, Inc., St. Cloud, MN Form UN-IL 4/9/95 (page 1 of
2)

November 2, 2001

TO: David Rumbold

Dear David,

This is to confirm to you that herewith I am assigning to you 50% of my 60% ownership in Scientific Energy, symbol SEYI-BB in return for financing as discussed.

Best regards,

/s/ Hans Roes

SEC/0452